

07007007

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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K
61

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- ~~30358306~~

46964

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 AND ENDING 03/31/07
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Financial Group, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

255 Woodcliff Drive
(No. and Street)

Fairport   NY   14450
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Victoria Bash-Fink   COO/CFO   (585)267-8000
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg & Co., LLP Certified Public Accountants
(Name – if individual, state last, first, middle name)

1870 Winton Rd. South   Rochester   NY   14618
(Address)   (City)   (State) (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 07 2007
THOMSON
FINANCIAL

RECEIVED
MAY 29 2007
WASH. D.C.
200

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

6 15

OATH OR AFFIRMATION

I, _Victoria I. Bach-Fink_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Wall Street Financial Group, Inc._ , as of _March 31_ , 20_07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Victoria Bach-Fink
Signature

CEO/CFO
Title

Kimberley Guerrein
Notary Public

KIMBERLEY A. GUERREIN
Notary Public, State of New York
No. 01GU6093387
Qualified in Monroe County
Commission Expires June 2, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

FINANCIAL REPORTS
AT
MARCH 31, 2007



ROTENBERG & CO. LLP
Certified Public Accountants

585.295.2400 ♦ 585.295.2150 (fax)



1870 Winton Road South ♦ Rochester, NY 14618 ♦ www.rotenbergllp.com

INDEPENDENT AUDITORS' REPORT

Wall Street Financial Group, Inc.
255 Woodcliff Drive
Fairport, New York 14450

We have audited the accompanying balance sheet of Wall Street Financial Group, Inc. as of March 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of Wall Street Financial Group, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Financial Group, Inc. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 12 - 13 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rotenberg & Co., LLP

Rochester, New York
May 25, 2007

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

BALANCE SHEET

March 31,	2007

ASSETS

Current Assets

Cash and Cash Equivalents	$ 441,074
Commission Accounts	230,603
Commissions Receivable	782,212
Total Current Assets	**1,453,889**
Property and Equipment - Net of Accumulated Depreciation	**60,335**
Total Assets	**$ 1,514,224**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accrued Commissions and Expenses	$ 1,079,221

Stockholder's Equity

Common Stock - No Par; 200 Shares Authorized, 110 Shares Issued and Outstanding	16,000
Capital in Excess of Par	193,692
Retained Earnings	225,311
Total Stockholder's Equity	**435,003**
Total Liabilities and Stockholder's Equity	**$ 1,514,224**

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Number of Shares	Common Stock	Capital In Excess of Par	Retained Earnings	Total Stockholder's Equity
Balance - April 1, 2006	110	$ 16,000	$ 193,692	$ 215,204	$ 424,896
Net Income	---	---	---	10,107	10,107
Balance - March 31, 2007	110	$ 16,000	$ 193,692	$ 225,311	$ 435,003

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF INCOME

Year Ended March 31,	2007
Revenues	
Commissions	$ 17,849,704
Licensing Fees	211,394
Interest Income and Other Revenue	1,174,651
Total Revenues	19,235,749
Expenses	
Commission Expense	15,985,092
Employee Compensation and Benefits	1,429,633
Regulatory Fees, Legal and Accounting, and Other Related Expenses	900,735
Other Expenses	903,301
Total Expenses	19,218,761
Income Before Provision for Taxes	16,988
Provision for Income Taxes	6,881
Net Income	$ 10,107
Net Income Per Share (Based Upon 110 Common Shares Outstanding)	91.88

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CASH FLOWS

Year Ended March 31,		2007
Cash Flows from Operating Activities		
Net Income	$	10,107
Adjustments:		
Depreciation		12,678
Changes:		
Accounts Receivable		429,327
Other Assets		3,300
Accrued Commissions and Expenses		(378,371)
Net Cash Flows from Operating Activities		77,041
Cash Flows from Investing Activities		
Capital Expenditures on Fixed Assets		(38,984)
Cash and Cash Equivalents - Beginning of Year		633,620
Cash and Cash Equivalents - End of Year	$	671,677
Cash Paid During the Year for:		
Income Taxes	$	11,570

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended March 31,		2007
Balance - Beginning of Year	$	—
Increases		—
Decreases		—
Balance - End of Year	$	—

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

NOTES TO FINANCIAL STATEMENTS

Note A - **Summary of Significant Accounting Policies**
Nature of Business
Wall Street Financial Group, Inc. was incorporated in the State of New York on April 8, 1992. The Company is a broker/dealer registered with the Securities Exchange Commission (SEC) and specializes in financial planning. The Company is a member of the National Association of Securities Dealers (NASD) and is registered to solicit business in all states. The Company is an "introducing broker" and earns commissions on the buying and selling of financial instruments. The Company's customers are throughout the United States.

Basis of Accounting
The Company reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred. Financial statements are prepared in accordance with AICPA Industry Audit and Accounting Guide, *Brokers and Dealers in Securities.*

Cash and Cash Equivalents
Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

Commission Accounts
Commission accounts represent balances held in various brokerage accounts and are cash and cash equivalents.

Property, Equipment, and Depreciation
Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for using straight-line and declining balance methods over the following estimated useful lives:

Furniture and Fixtures	5 - 10 Years
Office Equipment	5 - 7 Years

Commission Revenue and Expenses
The Company's fee for executing a trade is reported as commission revenue on a trade date basis. Commissions earned but not received are accrued on the trade date. Commission expense represents the portion of the trade paid to the registered representative and is accrued on the trade date but paid on the settlement date.

Income Taxes
The Company provides for income taxes based on taxable income or loss. Differences between net income in the financial statements and taxable income are attributable to depreciation and entertainment expenses.

- continued -

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

NOTES TO FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies - continued

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

Note B - Property and Equipment
Property and equipment consisted of the following:

March 31,	2007
Furniture and Fixtures	$ 35,266
Office Equipment	88,202
	$ 123,468
Less: Accumulated Depreciation	63,133
Net Property and Equipment	$ 60,335

Depreciation expense for the year ended March 31, 2007 was $12,678.

Note C - Operating Leases
The Company leases office space at 255 Woodcliff Drive in Perinton, New York. The lease requires monthly payments of $7,720 plus taxes for a term of 70 months, expiring in 2009.

The future minimum lease payments for the years succeeding March 31, 2007 are as follows:

2008	2009	Total
$ 92,640	$ 61,760	$ 154,400

Rental Expense for the year ended March 31, 2007 was $105,265.

Note D - Net Capital
The Company is required to maintain a minimum net capital balance of $100,000 in accordance with the rules of the Securities and Exchange Commission. At March 31, 2007, the Company's excess net capital, computed in accordance with the rules, amounted to $201,947.

Note E - Retirement Plans
The Company sponsors a 401(k) profit sharing plan which covers all full time employees. Contributions to the profit sharing plan consist of a company matching contribution plus any additional contributions made at the discretion of the Company's board of directors. The matching provision requires the Company to match 50% of employee deferrals up to 6% of the employee's salary. Total contributions for the year ended March 31, 2007 amounted to $29,571.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

NOTES TO FINANCIAL STATEMENTS

Note F - Management Review

The small number of administrative and clerical employees the Company's office creates a weak internal control condition. As a result, the audit and review of the records had to be extensive. As problem areas are uncovered, it is the responsibility of management to correct and monitor them.

REPORT ON INTERNAL CONTROLS

To the Board of Directors of
Wall Street Financial Group, Inc.

In planning and performing our audit of the financial statements of Wall Street Financial Group, Inc. (the Company), for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 10 -

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of Wall Street Financial Group, Inc., the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg & Co., LLP

Rochester, New York
May 25, 2007

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WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF NET CAPITAL COMPUTATION

For the Period Ended March 31,	2007
Total Assets	$ 1,514,224
Less: Liabilities	(1,079,221)
Net Worth Before Deductions	**435,003**
Deductions and/or Charges to Net Worth:	
Total Non-Allowable Assets	119,439
Deferred Tax Provisions	—
Total Deductions and/or Charges to Net Worth	**119,439**
Net Capital Before Haircuts	**315,564**
Haircuts:	
Fidelity Bond Overage	13,000
2% NFSC - Money Market	249
2% NFSC - Money Market	362
2% NFSC - Money Market	6
Total Haircuts	**13,617**
Net Capital	**$ 301,947**
Minimum Net Capital Required	
6-2/3% of Aggregate Indebtedness of $1,079,221	**$ 71,984**
Required Minimum Net Capital	**$ 100,000**
Excess Net Capital	
Net Capital, Per Above	$ 301,947
Minimum Net Capital, Per Above	100,000
Excess Net Capital	**$ 201,947**
Excess Based Upon 1000% of Aggregate Indebtedness	
($301,947 Less 10% of $1,079,221)	**$ 194,025**
Computation of Aggregate Indebtedness	
Percentage of Aggregate Indebtedness to	
Net Capital $1,079,221 / $301,947	357%

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
WITH THE CORRESPONDING COMPUTATION IN PART II OF THE UNAUDITED FORM X-17a5
FOR THE YEAR ENDED MARCH 31, 2007

Unaudited Capital Computation	$	301,947
Regulatory Fees, Legal and Accounting, and Other Related Expenses		(10,000)
Commission Expense		10,000
Audited Capital Computation	**$**	**301,947**

The accompanying notes are an integral part of these financial statements.



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